Exhibit 3.1(i)

Amendments to Restated Articles of Incorporation

Article VI, Section C and Section E, of the Articles of Incorporation are hereby amended in their entirety to read as follows:

ARTICLE VI

TERM OF BOARD

C. Beginning with the annual meeting of shareholders that is held in calendar year 2013 (the “2013 Annual Meeting”), and at each annual meeting of shareholders thereafter, directors shall be elected annually for terms expiring at the next annual meeting of shareholders and until such directors’ successors have been elected and qualified; provided, however, that any director in office immediately prior to the 2013 Annual Meeting who was elected to a term that expires at the annual meeting of shareholders to be held in calendar year 2014 or calendar year 2015 shall continue to hold such office until the end of the terms for which such director was elected and until such director’s successors shall have been elected and qualified.

NOMINATION FOR BOARD

E. Nominations by shareholders for any directorship must be submitted to the Board of Directors by written notice not later than thirty (30) days prior to the date of the annual meeting of shareholders at which the election is to be held [or within seven (7) days after the date the corporation mails, or otherwise gives notice of the date of such meeting, if such notice is given less than forty (40) days prior to the meeting date], which notice shall state the name of the nominee, the address of the nominee’s business or residence, the nominee’s principal occupation, and the name and address of the nominee’s employer or business if self-employed.